UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-16448

(Check One):  (X) Form 10-K   ( ) Form 11-K   ( ) Form 20-F   ( ) Form 10-Q

( ) Form N-SAR

            For Period Ended:  October 31, 2000

( ) Transition Report on Form 10-K          ( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F          ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

         For the Transition Period Ended:______________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART 1
                             REGISTRANT INFORMATION

         Full name of registrant: Holiday RV Superstores, Inc.

         Former name if applicable______________________________________________


            Address of principal executive office (Street and number)

                        200 East Broward Blvd., Suite 920

                            City, state and zip code:

                            Fort Lauderdale, FL 33301

                                     PART II

                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
(X) prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is unable to file its annual report on Form 10-K by its due date because:

         (1) The Company is currently in negotiations for new floor plan financing arrangements necessary to cover its floor planning needs. The Company anticipates these negotiations will be completed and the new financing will be effective on or before February 13, 2000, at which time the Form 10-K will be filed.

         (2) The Company's financial closing process for its fiscal year ended October 31, 2000 has also been delayed due to the impact of numerous acquisitions in fiscal 2000, including one on the last day of the fiscal year, and the difficulty encountered in obtaining financial information from the newly acquired businesses.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Ronald G. Huneycutt               (954)                           522-9903
--------------------------------------------------------------------------------
    (Name)                     (Area Code)                   (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 (X) Yes  ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 ( ) Yes  (X) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Holiday RV Superstores, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 01/29/01              By:      /s/ RONALD G. HUNEYCUTT
                                    -----------------------
                                    Ronald G. Huneycutt, President,
                                    Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).